FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E0149592005-6
[signature]	Filing Number 20233158235
Secretary of State State Of Nevada	Filed On 04/27/2023 15:05:04 PM
	Number of Pages 5

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☑ **Certificate of Designation**

☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**

☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**

☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: **Authentic Holdings, Inc.** Entity or Nevada Business Identification Number (NVID): **NV20051013576**
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: 04/27/2023 Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: **Series C Preferred Stock**
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6.Resolution: (Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Series C Preferred Stock
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Chris Giordano Signature of Officer Date: 04/27/2023

This form must be accompanied by appropriate fees.

Filed in the Office of	Business Number E0149592005-6
	Filing Number 20233158235
Secretary of State State Of Nevada	Filed On 04/27/2023 15:05:04 PM
	Number of Pages 5

CERTIFICATE OF DESIGNATION

OF

AUTHENTIC HOLDINGS, INC.

Pursuant to Section 78.1955 of the

Nevada Revised Statutes

SERIES C PREFERRED STOCK

On behalf of Authentic Holdings, Inc., a Nevada corporation (the "Corporation"), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the "Board"):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the articles of incorporation of the Corporation (the "Articles of Incorporation"), there hereby is created, out of the one million (1,000,000) shares of preferred stock, par value $0.001 per share, of the Corporation authorized the Articles of Incorporation ("Preferred Stock"), a series of Series C Preferred Stock, consisting of one hundred thousand (100,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Series C Preferred Stock are as follows:

1. Designation; Rank. This series of Preferred Stock shall be designated and known as "Series C Preferred Stock." The number of shares constituting the Series C Preferred Stock shall be one hundred thousand (100,000) shares. The Series C Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Corporation now or hereafter outstanding.

2. Dividends. The Holders of shares of Series C Preferred Stock have no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose.

3. Liquidation Preference.

(a) In the event of any dissolution, liquidation or winding up of the Corporation (a "Liquidation"), whether voluntary or involuntary, the Holders of Series C Preferred Stock shall be entitled to participate in any distribution out of the assets of the Corporation on an equal basis per share with the holders of the common stock, par value $0.001 per share (the "Common Stock"), and the Series B Preferred Stock, par value $0.001 per share

(b) A Change in Control event, as defined below, shall not be deemed to be a Liquidation for purposes of this Designation.

4. Voting. The Holders of Series C Preferred Stock shall not have voting rights with the holders of Common Stock with respect to any corporate matter of the Corporation, including the election of directors, unless required by law or as provided in Section 9.

5. Mandatory Conversion of Series C Preferred Stock.

(a) Conversion Right. The shares of Series C Preferred Stock shall automatically convert into shares of Common Stock as follows:

(i) Upon the two-year anniversary of the filing of this Certificate of Designation with the State of Nevada, 25% of the shares of Series C Preferred Stock held by any Holder of record of Series C Preferred Stock shall be automatically converted into Common Stock at a ratio of one hundred shares of Common Stock for each share of Series C Preferred Stock.

(ii) Upon achievement by Maybacks Global Entertainment LLC, the Corporation's wholly owned subsidiary ("Maybacks"), of reaching 40 channels, 50% of the shares of Series C Preferred Stock held by any Holder of record of Series C Preferred Stock shall be automatically converted into Common Stock at a ratio of one hundred shares of Common Stock for each share of Series C Preferred Stock.

(iii) Upon the achievement by Maybacks of reaching the first $250,000 in "net ad revenue" (post ad agency payout), 2.5% of the shares of Series C Preferred Stock held by any Holder of record of Series C Preferred Stock shall be automatically converted into Common Stock at a ratio of one hundred shares of Common Stock for each share of Series C Preferred Stock.

(iv) After the achievement by Maybacks of reaching the first $250,000 in "net ad revenue" (post ad agency payout) in Section 5(a)(iii) above, for each successive nine (9) times that Maybacks achieves $250,000 in "net ad revenue" (post ad agency payout), 2.5% of the shares of Series C Preferred Stock held by any Holder of record of Series C Preferred Stock shall be automatically converted into Common Stock at a ratio of one hundred shares of Common Stock for each share of Series C Preferred Stock.

(b) Change in Control. Notwithstanding anything to the contrary herein, in the event that Corporation goes through a "Change of Control" event (defined below), the foregoing milestone achievements in Section 5(a) above shall be deemed accomplished and all rights to the shares of Common Stock shall immediately vest prior to the close of such Change of Control event. A "Change in Control" means the sale, conveyance or disposition of all or substantially all of the assets of the Corporation, the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of, or the consolidation, merger or other business combination of the Corporation with or into any other Person (as defined below) or Persons when the Corporation is not the survivor. "Person" shall mean any individual, corporation, limited liability Corporation, partnership, association, trust or other entity or organization.

(c) Distributions. If the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock that would not qualify as a Change in Control

as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Corporation's shareholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-oft)) (a "Distribution"), then the Holder of the Series C Preferred Stock shall not be entitled to receive the amount of such assets which would have been payable to the Holder with respect to the shares of Common Stock issuable upon such conversion had such holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution, unless the Series C Preferred Stock is converted prior to the Distribution as a result of triggering an event in Section 5(a) above.

(d) Mechanics of Conversion. Upon triggering the events in Section 5(a), the Corporation shall provide notice to the Holders of Series C Preferred Stock, which shall state the number of the shares of Common Stock that will be issued to the Holders of record of the Series C Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such address as previously submitted by holder, a book entry position or certificate, as determined by the Corporation, for the number of full shares of Common Stock to which such holder is entitled.

(e) No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series C Preferred Stock. In lieu of any fractional share to which the Holder would be entitled but for the provisions of this Section 5(c) based on the number of shares of Series C Preferred Stock held by such Holder, the Corporation shall issue a number of shares to such Holder rounded up to the nearest whole number of shares of Common Stock. No cash shall be paid to any Holder of Series C Preferred Stock by the Corporation upon conversion of the Series C Preferred Stock.

(f) Reservation of Stock. The Corporation shall at all times when any shares of Series C Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series C Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Series C Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(g) Adjustments. If the Corporation shall, at any time or from time to time after issuance of the Series C Preferred Stock, effect a forward split of the outstanding Common Stock or issue a stock dividend, the conversion ratio shall be proportionately increased. If the Corporation shall, at any time or from time to time after issuance of the Series C Preferred Stock, effect any stock combination, reverse split or other similar transaction involving the Common Stock, the conversion ratio shall be proportionally decreased. Upon the occurrence of each adjustment or readjustment of the conversion terms as a result of the events described in this Section 5(g), the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to the holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of the holder, furnish to such holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the conversion ratio at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of the Series C Preferred Stock.

(h) Issue Taxes. The converting Holder shall pay any and all issue and other non-income taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series C Preferred Stock.

6. No Preemptive Rights. No Holder of the Series C Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

7. Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series C Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Corporation shall not be obligated to re-issue Preferred Stock Certificates if the Holder contemporaneously has an automatic conversion of the Series C Preferred Stock into Common Stock as a result of triggering an event in Section 5(a).

8. Failure or Indulgence Not Waiver. No failure or delay on the part of a Holder of Series C Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

9. Additional Rights of Preferred Stock. So long as any Series C Preferred Stock are outstanding, the Corporation shall not, without first obtaining the majority approval of the Holders of the outstanding shares of Series C Preferred Stock: (a) alter or change the rights, preferences or privileges of the Series C Preferred Stock; or (b) alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series C Preferred Stock.

IN WITNESS WHEREOF the undersigned has signed this Designation this 25th day of April, 2023.

AUTHENTIC HOLDINGS, INC.

By: Chris H Giordano

Name: Christopher Giordano
Title: President